DCA Total Return Fund

518 17th Street, Suite 1200

Denver, CO 80202

October 6, 2011

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: DCA Total Return Fund

File No. 811-21680

Preliminary Proxy Statement on Schedule 14A

To Whom It May Concern:

On behalf of the DCA Total Return Fund (the “Fund”), attached hereto for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) are the preliminary proxy statement, form of proxy and other soliciting materials (the “Proxy Materials”) relating to an annual meeting of the shareholders of the Fund to be held on December 6, 2011. The Fund estimates that copies of the definitive Proxy Materials will be released to shareholders of the Fund on or around October 17, 2011.

The SEC Staff is requested to address any comments on this filing to Mr. Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP, at (303) 892-7381.

Sincerely,
/s/ Jeffrey W. Taylor
Jeffrey W. Taylor
President

Enclosure

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP